

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

<u>Via E-mail</u>
Geoffrey Bach
Chief Financial Officer
Kobex Minerals Inc.
1700-700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

      Re: Kobex Minerals Inc.
               Form 20-F for Fiscal Year Ended December 31, 2011
               Filed March 30, 2012
               File No. 001-32558

Dear Mr. Bach:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                  Sincerely,

                                                  /s/ John Reynolds

                                                  John Reynolds
                                                  Assistant Director